     Exhibit 4.7

DESCRIPTION OF NIKE, INC. CAPITAL STOCK
The following description of NIKE, Inc.’s (the “Company”) capital stock is a summary that is not complete and is qualified in its entirety by reference to the Company’s Restated Articles of Incorporation, as amended (the “Articles of Incorporation”) and the Company’s Sixth Amended and Restated Bylaws (the “Bylaws”).
General
The Articles of Incorporation provide that the Company may issue up to 400,000,000 shares of Class A Common Stock, no par value (“Class A Common Stock”); 2,400,000,000 shares of Class B Common Stock, no par value (“Class B Common Stock” and, collectively with the Class A Common Stock, the “Common Stock”); and 300,000 shares of Preferred Stock, par value $1.00 per share (“Preferred Stock”).
Voting and Other Rights
General
Each share of Common Stock is entitled to one vote per share, voting as a single class, on all matters which shareholders generally are entitled to vote, except as provided below in the case of voting for the election of directors. The holders of the Common Stock have no preemptive rights and are not entitled to cumulative voting.
Shares of Class A Common Stock are convertible into shares of Class B Common Stock on a share-for-share basis any time at the option of the holder, subject to certain terms and conditions. The holders of Class B Common Stock do not have any conversion rights.
Except as otherwise required by law, holders of Preferred Stock do not have general voting rights but do have the right to vote as a separate class with one vote per share on (i) the sale of all or substantially all of the assets of the Company and its subsidiaries, (ii) a merger, consolidation, liquidation or dissolution of the Company or (iii) the sale or assignment of the “NIKE” trademark for athletic shoes sold in the United States. If any such matter is submitted for approval by the holders of Preferred Stock and is not approved by more than 66⅔% of such holders, then the Company has the right to redeem the shares of Preferred Stock voting against such action at a redemption price of $1.00 per share, plus accrued dividends and interest, if any, and the holders of such Preferred Stock have the right to require the Company to redeem their shares of Preferred Stock at the same price. The outstanding shares of Preferred Stock may also be redeemed by the Company, at its option, or at the option of the holders of Preferred Stock, at a redemption price of $1.00 per share, plus any accrued dividends and interest, under certain other circumstances set forth in the Articles of Incorporation.
Voting for the Election of Directors
At any time and so long as the number of outstanding shares of Class B Common Stock equals or exceeds 25% of the total outstanding shares of Common Stock, the holders of Class A Common Stock and Class B Common stock will vote as separate classes for the purposes of electing directors. In such case, holders of Class B Common Stock, voting as a separate class, shall be entitled to elect 25% (rounded up to the nearest whole number) of the total number of authorized directors, with holders of Class A Common Stock, voting as a separate class, electing the remaining directors.

Notwithstanding the above paragraph, in the event that the number of outstanding shares of Class A Common Stock is less than 12.5% of the total number of Common Stock shares outstanding, the holders of Class B Common Stock, voting as a separate class, shall continue to elect 25% (rounded up to the nearest whole number) of the total number of authorized directors, and the remaining directors will be elected by all holders of the Common Stock, voting together as a single class.
If the number of outstanding shares of Class B Common Stock is less than 25% of the total number of Common Stock shares outstanding, the holders of the Common Stock, voting together as a single class, will elect all directors.

Dividend and Liquidation Rights
Dividends on the Preferred Stock, which are preferential and cumulative, are at the rate of $0.10 per share per annum. Any unpaid dividends on the Preferred Stock accrue interest at the rate of 12% per annum.
The holders of Class A Common Stock and Class B Common Stock are entitled to share ratably in dividends when and as declared by the Company’s Board of Directors (the “Board”). Dividends on the Common Stock may not be paid in any fiscal year unless all dividends for such fiscal year on all outstanding shares of Preferred Stock have been declared and paid, or set apart for payment, in full.
Holders of Class A Common Stock and Class B Common Stock also are entitled to share ratably in any proceeds legally available for distribution to shareholders upon liquidation or dissolution, after provision is first made for holders of the Preferred Stock. Holders of Preferred Stock are entitled to receive $1.00 per share, together with dividends declared and unpaid, prior to any payment upon liquidation to holders of the outstanding Common Stock.

Anti-takeover Effects of Certain Provisions of the Certificate of Incorporation and Bylaws
The provisions of the Articles of Incorporation and Bylaws summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt.

Voting Thresholds
The Articles of Incorporation provide that the affirmative vote of the holders of at least 80% of all outstanding Common Stock, voting together as a single class, is required to approve a merger, sale of assets or similar business transaction with any beneficial holder of 10% or more of the Common Stock, unless the transaction is first approved by the Board. The 80% vote in such instance must include the affirmative vote of at least 50% of the Common Stock held by persons other than the interested party. Additionally, any amendment of provisions of the Articles of Incorporation concerning the 80% voting provisions, the number of directors constituting the Board and the removal of directors also requires the approval of the holders of 80% of the outstanding Common Stock.
These provisions with respect to super-majority voting requirements may make it more difficult for any person interested in acquiring the Company to effect a merger or other business combination with the Company. Any shareholder or group of shareholders owning more than 20% of the Common Stock will effectively have veto power over certain proposed acquisitions of the Company. Such provisions could result in the holders of a majority of the outstanding Common Stock being unable to effect requisite shareholder approval, even though the terms of such combination might be considered favorable.

Authorized but Unissued Common Stock
The Company’s shares of authorized and unissued common stock will be available for future issuance without additional shareholder approval, provided that that the Company shall at all times keep available enough shares of Class B Common Stock as would be needed to convert all outstanding shares of Class A Common Stock to Class B Common Stock on a share-for-share basis. The existence of authorized but unissued shares of Common Stock may enable the Board to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer or otherwise.

No Cumulative Voting
The Articles of Incorporation do not grant holders of the Common Stock the right to vote cumulatively.

Notice Provisions Relating to Shareholder Proposals and Nominees
The Bylaws contain provisions requiring shareholders to give advance written notice to the Company of a proposal or director nomination in order to have the proposal or the nominee considered at an annual meeting of the Company’s shareholders. Generally, to be timely, notice of a shareholder proposal or nomination (other than nominations under the Company’s proxy access bylaw) must be received at the Company’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the date of the preceding year’s annual meeting. Such notice must also contain certain information specified in the Bylaws.

Market Listing
The Class B Common Stock is listed on the New York Stock Exchange under the symbol “NKE”.

Transfer Agents and Registrar
The transfer agent and registrar for the Common Stock is Computershare Trust Company, Inc.